UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.
(Amendment No. _________) *

21Vianet Group, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

90138A 10 3
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A 10 3

1.	Names of Reporting Persons Matrix Partners China I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 18,154,870 Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 18,154,870 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,154,870 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% **

12.	Type of Reporting Person (See Instructions) PN

*
Represents Class B Ordinary Shares of the Issuer, which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (collectively with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China I, L.P. and as such may exercise voting and dispositive power over these shares.  Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.

**
This percentage is calculated based upon 341 million Ordinary Shares outstanding (as of September 30, 2011) as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2011. Six Ordinary Shares are the economic equivalent of one American Depository Share.

CUSIP No. 90138A 10 3

1.	Names of Reporting Persons Matrix Partners China I-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 1,839,480 Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 1,839,480 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,480 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5% **

12.	Type of Reporting Person (See Instructions) PN

*
Represents Class B Ordinary Shares of the Issuer, which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (collectively with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. are the direct and indirect general partners, respectively, of Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares.  Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.

**
This percentage is calculated based upon 341 million Ordinary Shares outstanding (as of September 30, 2011) as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2011. Six Ordinary Shares are the economic equivalent of one American Depository Share.

CUSIP No. 90138A 10 3

1.	Names of Reporting Persons Matrix China Management I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 19,994,350 Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 19,994,350 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,994,350 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% **

12.	Type of Reporting Person (See Instructions) PN

*
Represents Class B Ordinary Shares of the Issuer, which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (collectively with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  Consists of 18,154,870 Ordinary Shares held directly by Matrix Partners China I, L.P. and 1,839,480 Ordinary Shares held directly by Matrix Partners China I-A, L.P.  Matrix China Management I, L.P. is the direct general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares.  Matrix China I GP GP, Ltd. is the general partner of Matrix China Management I, L.P. and as such may exercise voting and dispositive power over these shares.  Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.

**
This percentage is calculated based upon 341 million Ordinary Shares outstanding (as of September 30, 2011) as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2011. Six Ordinary Shares are the economic equivalent of one American Depository Share.

CUSIP No. 90138A 10 3

1.	Names of Reporting Persons Matrix China I GP GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 19,994,350 Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 19,994,350 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,994,350 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% **

12.	Type of Reporting Person (See Instructions) CO

*
Represents Class B Ordinary Shares of the Issuer, which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (collectively with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  Consists of 18,154,870 Ordinary Shares held directly by Matrix Partners China I, L.P. and 1,839,480 Ordinary Shares held directly by Matrix Partners China I-A, L.P.  Matrix China I GP GP, Ltd. is the direct general partner of Matrix China Management I, L.P. and the indirect general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. and as such may exercise voting and dispositive power over these shares.  Yibo Shao, a director of Matrix China I GP GP, Ltd., may be deemed to share voting and dispositive power over these shares.

**
This percentage is calculated based upon 341 million Ordinary Shares outstanding (as of September 30, 2011) as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2011. Six Ordinary Shares are the economic equivalent of one American Depository Share.

CUSIP No. 90138A 10 3

1.	Names of Reporting Persons Yibo Shao

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power * 19,994,350 Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power * 19,994,350 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,994,350 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% **

12.	Type of Reporting Person (See Instructions) IN

*
Represents Class B Ordinary Shares of the Issuer, which are convertible on a one-for-one basis into Class A Ordinary Shares of the Issuer (collectively with the Class B Ordinary Shares, the “Ordinary Shares”) at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  Consists of 18,154,870 Ordinary Shares held directly by Matrix Partners China I, L.P. and 1,839,480 Ordinary Shares held directly by Matrix Partners China I-A, L.P.  Yibo Shao is a director of Matrix China I GP GP, Ltd., which is the direct general partner of Matrix China Management I, L.P. and the indirect general partner of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P.  Pursuant to the operating agreements of Matrix China I GP GP, Ltd., voting and dispositive decisions with respect to portfolio company securities of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. require Mr. Shao’s consent and, as such, Mr. Shao may be deemed to share voting and dispositive power over these shares.

**
This percentage is calculated based upon 341 million Ordinary Shares outstanding (as of September 30, 2011) as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 15, 2011. Six Ordinary Shares are the economic equivalent of one American Depository Share.

CUSIP No. 90138A 10 3

Item 1.
(a)	Name of Issuer 21Vianet Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices M5, 1JIUXIANQIAO EAST ROAD CHAOYANG DISTRICT BEIJING F4 100016 People’s Republic of China
Item 2.
(a)	Name of Person Filing Matrix Partners China I, L.P. Matrix Partners China I-A, L.P. Matrix China Management I, L.P. Matrix China I GP GP, Ltd. Yibo Shao
(b)
Address of Principal Business Office or, if none, Residence

Matrix Partners China I, L.P.
Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Matrix Partners China I-A, L.P.
Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Matrix China Management I, L.P.
Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Matrix China I GP GP, Ltd.
Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Yibo Shao
Suite 2901
Nexus Center, No. 19A
East 3rd Ring Road North
Chaoyang District, Beijing 100020
People’s Republic of China

(c)
Citizenship

Matrix Partners China I, L.P.: Cayman Islands
Matrix Partners China I-A, L.P.: Cayman Islands
Matrix China Management I, L.P.: Cayman Islands
Matrix China I GP GP, Ltd.: Cayman Islands
Yibo Shao: People’s Republic of China

(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.00001 per share (“Class A Ordinary Shares”)
(e)	CUSIP Number 90138A 10 3

CUSIP No. 90138A 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The Reporting Persons own Class B Ordinary Shares of the Issuer (“Class B Ordinary Shares” and, collectively with the Class A Ordinary Shares, the “Ordinary Shares”), which are convertible on a one-for-one basis into Class A Ordinary Shares at the option of the holder or upon transfer to a person or entity unaffiliated with the holder.  The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (described above) and voting rights.  Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Six Ordinary Shares are the economic equivalent of one American Depository Share.

Matrix Partners China I, L.P. beneficially owns 18,154,870 Ordinary Shares or 5.3% of the outstanding Ordinary Shares, Matrix Partners China I-A, L.P. beneficially owns 1,839,480 Ordinary Shares or 0.5% of the outstanding Ordinary Shares, and each of Matrix China Management I, L.P. and Matrix China I GP GP, Ltd. and Yibo Shao beneficially owns 3,332,392 Ordinary Shares or 5.9% of the outstanding Ordinary Shares.

Matrix Partners China I, L.P. has sole power to vote or direct the vote of zero (0) Ordinary Shares, sole power to dispose or to direct the disposition of zero (0) Ordinary Shares, shared power to vote or to direct the vote of 18,154,870 Ordinary Shares and shared power to dispose or to direct the disposition of 18,154,870 Ordinary Shares.

Matrix Partners China I-A, L.P. has sole power to vote or direct the vote of zero (0) Ordinary Shares, sole power to dispose or to direct the disposition of zero (0) Ordinary Shares, shared power to vote or to direct the vote of 1,839,480 Ordinary Shares and shared power to dispose or to direct the disposition of 1,839,480 Ordinary Shares.

Each of Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao has sole power to vote or direct the vote of zero (0) Ordinary Shares, sole power to dispose or to direct the disposition of zero (0) Ordinary Shares, shared power to vote or to direct the vote of 19,994,350 Ordinary Shares and shared power to dispose or to direct the disposition of 19,994,350 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 90138A 10 3

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Exhibits:

Exhibit I:
Joint Filing Agreement, dated as of February 2, 2012, by and among Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2012

Matrix Partners China I, L.P.
By:  Matrix China Management I, L.P.
By:  Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

Matrix Partners China I-A, L.P.
By:  Matrix China Management I, L.P.
By:  Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

Matrix China Management I, L.P.
By:  Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

Matrix China I GP GP, Ltd.

By:	/s/ David Su
Name:	David Su
Title:	Director

/s/ Yibo Shao
Yibo Shao